BANKPLUS ETHICS AND CONDUCT POLICY
BancPlus Corporation (the “Company”) including BankPlus and all subsidiaries

MARCH 19, 2024

POLICY

Our Bank's reputation of honesty, integrity, and security is no greater than the personal reputations of our individuals. BankPlus will manage and operate its business activities in conformity with applicable laws and high ethical standards. Directors, Officers, Executives, and Employees will comply fully with all laws and will maintain the Bank’s integrity, honesty, and compliance at all times.

APPLICATION

This Policy applies to all Directors, Officers, Executives, Employees, and anyone else who is in the service of BankPlus or BancPlus.

REQUIREMENTS

All Directors, Officers, Executives, Employees, and anyone else who is in the service of BankPlus or BancPlus must comply with all ethical and legal standards and obligations pursuant to this policy and all relevant laws and regulations.

PROVISIONS

A.Books and Records

The Bank will fully, accurately, and fairly disclose its financial condition and requirements in compliance with applicable accounting principles, laws, rules, and regulations and make full, fair, accurate, timely, and understandable disclosures in all reports filed with any commission or agency and in other communications to securities analysts, rating agencies, and investors.

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Bank’s accounting records are relied upon to produce reports for management, rating agencies, investors, creditors, regulatory agencies and commissions, governmental agencies, and others. The Bank’s financial statements and books will accurately reflect all corporate transactions and conform to all legal and accounting requirements.

All individuals have a responsibility to ensure that the Bank’s accounting records do not contain any false or intentionally misleading entries. Information on which our accounting records are based is the responsibility of all such individuals.

Intentional misclassification of transactions, for any reason, is prohibited. The Bank will assure that:

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•	all records, as well as reports produced from those records, are kept, and presented in accordance with the laws of each applicable jurisdiction;

•	all records fairly and accurately reflect the transactions or occurrences to which they relate.
•	all records fairly and accurately reflect in reasonable detail the Bank’s assets, liabilities, revenues, and expenses;
•	the Bank’s accounting records do not contain any intentionally false or misleading entries;

•	no transactions are misclassified;

•	all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and accounting period;

•	all accounting and financial reports are prepared in accordance with generally accepted accounting principles; and

•	the Bank’s system of internal accounting controls, including compensation controls, must be followed at all times.

B.Prohibited Payments
No payment or transfer of Bank funds or assets shall be made that is not authorized, properly accounted for, and clearly identified on the books. Payment or transfer of funds and assets are to be used only as specified in the supporting documents.
No Employee, Officer, Director, or Executive may authorize any payment or use any funds or assets for a bribe, “kickback,” or similar payment that is directly or indirectly for the benefit of any individual, Bank, or organization and which is designed to secure favorable treatment for the Bank or individual, including foreign government officials.

C.Political Contributions

Employees may, on their own time, support individual candidates or political committees, subject to applicable laws, and may make voluntary contributions to such candidates or committees.

D.Acceptance of Payments

Employees, Officers, Executives, and Directors may not seek or accept, directly or indirectly, any payments, fees, services, or other gratuities outside the normal course of business from any person, bank, entity, or group that does or seeks to do business with the Bank. Receiving cash or cash equivalents is strictly prohibited. The receipt of items of nominal value is appropriate but must be fully disclosed. Matters regarding receipt from family members, from personal

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relationships independent of any relationship with the Bank, and things that are generally available to the public should still be disclosed and approved--complete transparency is required.

E.Entertainment

All solicitations or dealings with suppliers, customers, or others doing or seeking to do business with the Bank shall be conducted solely on a basis that reflects both the Bank’s best business interests and its high ethical standards. The Bank does permit the providing of common courtesies, entertainment, and occasional meals for potential or actual suppliers, customers, or others involved with the Bank’s business, in a manner appropriate to the Bank’s relationship and associated with business discussions. All entertainment expenses must be reasonable, customary, properly authorized, and fully disclosed and reported. Awards received from charitable, educational, or religious organizations are acceptable, provided they are not of substantial value and are fully disclosed.

F.Conflicts of Interest

The Bank expects all Employees, Officers, Executives, and Directors to exercise good judgment and the highest ethical standards. They shall at all times exercise particular care that no detriment to the interest of the Bank may result from a conflict between those interests and any personal or business interests which the individual may have. In particular, every Employee, Officer, Executive, and Director has an obligation to avoid any activity, agreement, business investment or interest or other situation that might, in fact or in appearance, cause an individual to place his or her own interest, or that of any other person or entity, above his or her obligation to the Bank. The words “in appearance” should be noted particularly since the appearance of an action might tend to impair confidence even if the individual may not actually do anything wrong.

Employees, Officers, Executives, and Directors must avoid any investments, associations or other relationships that could conflict with their responsibility to make objective decisions in the Bank’s best interests. Any potential conflicts of interest must be reported immediately to the Chief Executive and the Bank’s legal counsel. Director conflicts, both real and in appearance, should be reported to the entire Board and the Bank’s legal counsel. Full disclosure of any interest in any entity, organization, or with any individual, attempting to do business with the Bank must be made. Competing with the Bank, whether directly or indirectly, and in any form or manner whatsoever, is strictly prohibited.

G.Corporate Opportunities
No Employee, Officer, Executive, or Director of the Bank shall for personal or any other person’s or entity’s gain deprive the Bank of any business opportunity or benefit which could be construed as related to any existing or reasonably anticipated future activity of the Bank.
Employees, Officers, Executives, and Directors who learn of any such opportunity through their association with the Bank may not disclose it to a third party or invest in the opportunity without first offering it to the Bank.

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H.Confidentiality

All Employees, Officers, Executives, and Directors are responsible for safeguarding and keeping confidential, any information that the Bank considers to be of a confidential or sensitive nature. Such information includes, but is not limited to financial records and reports, marketing and strategic planning information, research and development of potential new products or services, as well as information relating to potential mergers and acquisitions, stock splits and divestitures, all information regarding Bank customers, and other materials that the Bank would not want disclosed to a competitor or any unauthorized recipient, or that might be harmful to the Bank or its customers if disclosed. Confidential information also includes information concerning possible transactions with other companies or information about the Bank’s customers, suppliers, or joint venture partners, which the Bank is under an obligation to keep confidential. Caution and discretion mut be used for any permitted removal of confidential or sensitive information from the Bank’s premises, and necessary safeguards must be used to prevent unintended disclosure or loss. Information does not have to be marked “Confidential” for it to be confidential.

I.Legal Compliance

The Bank requires its Employees, Officers, Executives, and Directors to comply with all applicable laws and regulations. Violations may subject an individual, and the Bank, to civil and/or criminal penalties. Management must be promptly alerted of any violation.

(a)Antitrust Laws

It is the Bank’s policy to comply with the letter and spirit of all applicable antitrust laws. If the legality of any contemplated transaction, agreement or arrangement is in doubt, the Bank’s legal counsel must be consulted.

Discussions with competitors regarding the Bank’s prices, credit terms, terms and conditions of sale, strategies or other confidential, sensitive, or proprietary information are not permissible.
This applies both to individual discussions and to participation in trade and professional associations and other business organizations. If a competitor initiates such a discussion, the relevant Bank member or employee should refuse to participate or request that counsel be immediately contacted. All Bank members and employees should seek guidance from the Bank’s legal counsel when appropriate.

(b)Insider Trading
No Employee, Officer, Executive, or Director may trade in securities or information while in possession of material inside information or disclose material inside information to third parties (“tipping”). Material inside information is any information that has not reached the general marketplace through a press release, earnings release or otherwise, and is likely to be considered important by investors deciding whether to trade (e.g., earnings estimates, significant business investments, mergers, acquisitions, dispositions and other developments, expansion or curtailment of operations, and other activity of significance). Using material inside information

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for trading, or tipping others to trade, is both unethical and illegal. Accordingly, no Employee, Officer, Executive or Director of the Bank may: (a) trade securities of the Bank or any other Bank while in possession of material inside information with respect to that Bank; (b) recommend or suggest that anyone else buy, sell, or hold securities of any Bank while in possession of material inside information with respect to that Bank (this includes formal or informal advice given to family, household members and friends); and (c) disclose material inside information to anyone, other than those persons who need to know such information in order for the Bank to properly and effectively carry out its business (lawyers, advisers and other Bank employees working on the matter). Where material inside information is permitted to be disclosed, the recipient should be advised of its non-public nature and the limitations on its use. Any questions as to whether information is material or non-public should be directed to the Bank’s legal counsel.

J.Fair Dealing

Each Employee, Officer, Executive, and Director will deal fairly with the Bank’s suppliers, competitors, and employees. No one should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Information about the Bank’s competitors must be used in an ethical manner and in compliance with the law. Under no circumstance should information be obtained through theft, illegal entry, blackmail, or electronic eavesdropping, or through employees misrepresenting their affiliation with the Bank or their identity. Any proprietary or non-public information about the Bank’s competitors should not be used if it is suspected that such information has been obtained improperly.

K.Duty to Report

Each Employee, Officer, Executive, and Director is responsible for promptly reporting to the Bank any circumstances that such person believes in good faith may constitute a violation of this Policy. Except as provided in the next paragraph, suspected Policy violations are to be reported (including confidential and anonymous reports) to the Bank’s Chief Executive. Such reports may be verbal, written, or by e-mail.

Any complaint regarding accounting, internal controls or audit matters may be submitted anonymously through the EthicsPoint Hotline. A complaint or concern can be submitted by:
•Toll free telephone (844) 637-3614
•Website www.bankplus.ethicspoint.com
No retribution against any individual who reports violations of this Policy in good faith will be permitted. The reporting of a violation will not excuse the violation itself.

The Bank will investigate any matter which is reported and will take any appropriate corrective action.

L.Violations of Policy

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Violations of this Policy may expose the Bank and the individuals involved to lawsuits and possible criminal action. Persons who violate this Policy are subject to disciplinary action, up to and including termination. Any alleged violations of this Policy will be reviewed by appropriate staff members and legal counsel and they will determine the appropriate action to take.

M.Waivers of Policy

The Bank may waive application of this Policy only in the most unusual circumstances, and then only in conjunction with appropriate monitoring of the specific situation. Waivers may be made only by the Chief Executive Officer, except that waivers for Officers, Executives, and Directors may be obtained only from the Board of Directors as a whole or the Audit Committee of the Board of Directors. Any waivers will be disclosed promptly to the Chief Financial Officer. The Bank will disclose promptly any waivers or amendments to this Policy that are required to be disclosed by applicable law, regulation, or any relevant standard.

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